                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines

results as of 31 March, 2007

Revenues and margins in line with targets for 2007

Net income up 4.2% compared with Q1 2006

Industrial investments up around 14% compared with Q1 2006

Over 10 million broadband customers in Europe (7.1 million in Italy, 3.1 million elsewhere in Europe)

33.6 million mobile lines in Italy, of which 4.7 million UMTS

40.4% market share

26.3 million mobile lines in Brazil, confirmed number two market positioning with market share now up to 25.8%

Strategic Committee, Internal Audit and Corporate Governance Committee and Remuneration Committee appointed

New issues under the Euro Medium Term Note programme authorized for up to a 4 billion euro

*****

TELECOM ITALIA GROUP

REVENUES: 7,540 MILLION EURO (UP 0.8% COMPARED WITH THE FIRST QUARTER OF 2006); ORGANIC GROWTH +1.1% (ANNUAL TARGET +1.0%/ +2.0%)

EBITDA: 3,154 MILLION EURO (DOWN 4.3% COMPARED WITH THE FIRST QUARTER OF 2006); ORGANIC CHANGE -3.9%

ORGANIC EBITDA MARGIN EQUAL TO 42.3% (-2.2pp COMPARED WITH THE THREE MONTHS OF 2006), ANNUAL TARGET BETWEEN -2.5pp/-2.0pp vs. 41.5% FOR THE FULL YEAR 2006

EBIT: 1,763 MILLION EURO (DOWN 11.1% COMPARED WITH THE FIRST QUARTER OF 2006); ORGANIC CHANGE -6.3%

ORGANIC EBIT MARGIN EQUAL TO 23.7% (-1.9pp COMPARED WITH THE FIRST QUARTER OF 2006, ANNUAL TARGET -3.0pp/ -2.5pp vs. 24.0% FOR THE FULL YEAR 2006)

CONSOLIDATED NET INCOME: 775 MILLION EURO; +4.2% COMPARED WITH THE FIRST QUARTER OF 2006

NET FINANCIAL POSITION AT MARCH 31, 2007 EQUAL TO 37,182 MILLION EURO, DOWN 119 MILLION EURO COMPARED WITH YEAR-END 2006, FOLLOWING 669 MILLION EURO ACQUISITION OF AOL

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Difference in Revenues, EBITDA and EBIT; and Net Financial Borrowings). These terms are defined in an appendix.

Milan, May 8, 2007 – Today’s meeting of the Telecom Italia Board of Directors, chaired by Pasquale Pistorio, examined and adopted the Group’s first quarter 2007 report on operations.

TELECOM ITALIA GROUP

The Telecom Italia Group's first quarter 2007 Report has been drafted in compliance with article 82 of the Regulations for Issuers (issued by CONSOB under resolution no. 11971, May 14, 1999, and subsequent amendments), in the format contemplated under Enclosure 3D of the aforementioned regulations; it has not yet been subject to audit.

The financial results of the Telecom Italia Group for the first quarter of 2007 and those of the periods to which they are compared have been calculated according to the International Accounting Standards issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).

The consolidation area as at March 31, 2007 differs from March 31, 2006 and December 31, 2006 as follows:

- Inclusion of AOL Germany’s internet operations (consolidated from March 1, 2007);

- Exclusion of Digitel Venezuela (sold in May 2006), previously stated as discontinued or soon-to-be discontinued operations; exclusion of Ruf Gestion (sold in March 2006), exclusion of Eustema (sold in April 2006); exclusion of Telecom Italia Learning Services (sold in July 2006) and of other companies of lesser significance.

In the balance sheet at March 31, 2007 (and in the 2006 balance sheet) Solpart Participaçoes and Brasil Telecom Participaçoes are classified as assets held for sale following the decision to proceed with divestment of the equity interests concerned.

Revenues rose 0.8% to 7,540 million euro compared with the first quarter of 2006 (7,482 million euro). Excluding exchange-rate fluctuations (-61 million euro) and changes to the area of consolidation (+36 million euro), organic growth was equal to 1.1% (83 million euro higher). Compared with the same period in 2006, first-quarter 2007 revenues were impacted by a reduction in termination rates that came into effect in the second half of 2006, and from March 2007 by the introduction of the so-called “Bersani Law”. In compliance with the AGCOM regulator Resolution 417/06/CONS, since January 1, 2007 Telecom Italia has merely supplied billing services for customer calls to Alternative Operators’ non-geographical numbers, and is no longer liable for the insolvency risks regarding these receivables. Since this date, interconnection revenues and costs have no longer taken into account traffic generated by such calls; in the first quarter of 2006, such calls generated revenues of 119 million euro to the Domestic Fixed-line accounts (and the entry of a similar figure under costs).

Organic growth in the first quarter of 2007 was spurred by Mobile Brazil BU expansion (up 313 million euro), significantly higher revenues from the European BroadBand business unit (up 62 million euro) generated by customer portfolio growth in France and Germany, and Media business unit revenues, which benefited from higher advertising revenues and increased revenues from Digital Terrestrial.

Breakdown by business sector:

(millions of euro)		Domestic	European BroadBand	Mobile Brazil	Media	Olivetti	Other activities	Cancellations and Adjustments	Consolidated total

Revenues	Q1 2007	6,009	304	1,100	58	83	60	(74)	7,540
	Q1 2006	6,297	204	837	44	94	64	(58)	7,482

EBITDA amounted to 3,154 million euro, a -4.3% change compared with the first quarter of 2006 (down 141 million euro). The EBITDA margin for the first quarter of 2007 was 41.8% (44.0% in Q1 2006). Excluding non-organic changes, the impact of currency fluctuations and changes to the area of consolidation, the organic difference was equal to -3.9% (down 130 million euro). The breakdown is as follows:

	1st quarter 2007	1st quarter 2006	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL BASIS EBITDA	3,154	3,295	(141)	(4.3)
Effect of change in the scope of consolidation		1
Effect of change in exchange rates		(16)
Non-organic (Income) Expenses	37	41

Non-recurring (Income) Expenses:	-	9
Corporate restructuring costs	-	9
Other non-organic (Income) Expenses:	37	32
Restructuring costs	37	25
Other (Income) Expenses, net	-	7
COMPARABLE EBITDA	3,191	3,321	(130)	(3.9)

The organic EBITDA margin was 42.3% (down 2.2% on the figure of 44.5% registered in Q1 2006, compared with an annual target of between -2.5pp/ -2.0pp compared with the full year 2006 figure of 41.5%).

EBIT corresponded to 1,763 million euro, down 221 million euro compared with the first quarter of 2006 (-11.1%). The organic difference in EBIT was -120 million euro, down -6.3%, as follows:

	1st quarter 2007	1st quarter 2006	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL BASIS EBIT	1,763	1,984	(221)	(11.1)
Effect of change in the scope of consolidation		1
Effect of change in exchange rates		(4)
Non-organic (Income) Expenses	27	(71)

Non-organic (Income) Expenses already described under EBITDA	37	41

Additional non-recurring (Income) Expenses	(10)	(112)
Gains on sale of properties	(10)	(85)
Gain on sale of Ruf Gestion	-	(27)
COMPARABLE EBIT	1,790	1,910	(120)	(6.3)

The EBIT margin was down from 26.5% in the first quarter of 2006 to 23.4% in the first quarter of 2007.

EBIT performance was impacted by:

•

Amortization and depreciation of 1,400 million euro (1,428 million euro in the first quarter of 2006), down 28 million euro. Amortization of intangibles posted a 43 million euro increase for the development of systems and new services, offset by the effect of currency fluctuations in Brazilian mobile companies. Depreciation of fixed assets was down by 71 million euro: increased investments in developing network and support infrastructure for business were also offset by the effect of currency fluctuations in the Brazilian mobile companies, and by the full review of the amortization and depreciation schedules for fixed-line and mobile network assets undertaken a the end of 2006. Applied to the first-quarter of 2006, the post-review share of amortization and depreciation would have been around 122 million euro.

•

Gains realized on disposals of non-current assets worth 9 million euro. Q1 2006 figures benefited from gains realized on the sale of real estate, after associated expenses, worth a total of 112 million euro.

The EBIT margin for the first quarter of 2007 was 23.4% (26.5% in the first quarter of 2006). Excluding non-organic changes, the impact of currency fluctuations and changes to the area of consolidation, the organic difference was equal to -120 million euro (down 6.3% compared with the first quarter of 2006). The organic EBIT margin was 23.7% (down 1.9% on the Q1 2006 figure of 25.6%, against an annual target between -3.0pp/ -2.5pp on the full year 2006 figure of 24.0%).

The Q1 2007 consolidated net result was 775 million euro (unchanged before taking minorities into account), corresponding to 4.2% growth compared with the first quarter of 2006 (744 million euro).

Industrial investment in Q1 2007 totaled 1,160 million euro, a 135 million euro increase (approximately +14%) on the same period associated predominantly with higher investments in European BroadBand (up 47 million euro) and Brazilian mobile operations (up 53 million euro)

Net financial position at March 31, 2007 amounted to 37,182 million euro (37,301 million euro at year-end 2006), down 119 million euro. The improved net financial borrowings may be ascribed to positive cash flow from operations, which was sufficient to cover investments and the 669 million euro acquisition of AOL in Germany.

At March 31, 2006 the Group employed 84,191 people. At December 31, 2006, the Group employed 83,209 people. The 982 increase in headcount is entirely linked to the acquisition of AOL (+ 1,101 employees).

BUSINESS UNIT RESULTS

Telecom Italia Media results for Q1 2007 were published in a press release issued yesterday (May 7, 2007) following the Board meeting called to approve the accounts.

On January 22, 2007, Telecom Italia re-organized its structure to reflect major changes that have taken place in technology, the market and the regulatory environment, and to ensure greater operational flexibility and facilitate the strategic convergence of the company’s various business lines (fixed-line communications, mobile communications, broadband internet and media content).

Accounting information is now provided for the following business areas:

-

Domestic

-

European BroadBand

-

Mobile Brazil

-

Media

-

Olivetti

-

Other activities

Specifically:

•

The Domestic Business Unit covers fixed-line and mobile telecommunications operations undertaken by Telecom Italia S.p.A. and by the Telecom Italia Sparkle Group, plus associated support operations;

•

The European BroadBand Business Unit manages innovative broadband services in France, Germany and Holland;

•

The Brazil Mobile, Media and Olivetti Business Units remain essentially unchanged;

•

Other Activities include financial undertakings, international operations not included in other business units (Entel Bolivia), and other less significant companies not closely associated with Telecom Italia Group core business.

DOMESTIC

Revenues of 6,009 million euro were down 4.6% (down 288 million euro) compared with the first three months of 2006. Considering the same consolidation area and excluding exchange-rate fluctuations, revenues were down 4.5% (down 280 million euro). As noted previously, this result was impacted by lower fixed-line/mobile termination tariffs, application of the so-called “Bersani Decree” in March 2007, self-regulation of international roaming pricing (as per European Commission recommendations) and, more importantly, by the introduction of new accounting procedures as a result of contractual amendments to Premium service non-geographical numbers (119 million euro).

Fixed-line telecommunications

Fixed line telecommunications revenues amounted to 3,989 million euro, down 6.9% compared with the first quarter of 2006 (down 297 million euro). Excluding exchange-rate fluctuations, changes in consolidation area and the impact of new accounting procedures following amendments to non-geographical number contracts, revenue growth corresponded to -4.1% (-170 million euro).

Retail Telephony

Revenues from Retail Telephony amounted to 2,161 million euro. Excluding the effects of the above-mentioned non-geographical number contractual amendments, this was a 7.8% reduction on the first quarter of 2006, following a contraction of traffic owing to migration from fixed-line phones to mobiles, alongside changes to the regulatory framework (fixed-line/mobile termination rates) and price pressure, particularly in the Top Clients segment.

Internet

Revenues from the Internet unit of 353 million euro, not including the effects of the aforementioned contractual changes relative to non-geographic numbers, registered 7.6% growth (up 25 million euro) compared with the first quarter of 2006. This performance was driven by strong and continuing growth in Broadband revenues, which rose 10% compared with the same period in 2006 (up 30 million euro).

The overall fixed-line broadband connection portfolio in Italy totaled 7.1 million connections at March 31, 2007, of whom 5.9 million are retail customers. The portfolio has grown by a further 325,000 customers since year-end 2006.

The company’s priority remains on extending flat-rate offerings, which now account for around 53% of the Alice Consumer customer portfolio. The VoIP portfolio grew significantly to 549,000, corresponding to 9.3% of all broadband connections.

Data Business

Data Business revenues of 393 million euro were down overall by 50 million euro (down 11.3%) compared with the first quarter of 2006. The reduction may be ascribed to increasingly fierce competition for the corporate market, and to a price review of government contracts, particularly for leased lines and traditional data transmission. ICT services continued to register dynamic growth, up 5.2% (7 million euro) compared with the first quarter of 2006.

Wholesale

Revenues from wholesale services amounted to 992 million euro, an overall increase of 5% (up 47 million euro) compared with the first quarter of 2006.

Domestic wholesale revenues rose 11.3% to 561 million euro compared with the first quarter of 2006 (up 57 million euro). International wholesale revenues amounted to 431 million euro, down 2.3% (10 million euro) compared with the first quarter of 2006.

 Mobile telecommunications

First-quarter 2007 revenues amounted to 2,365 million euro, essentially in line with the first quarter of 2006 (down 5 million euro). The result was partially impacted by the new termination prices, and by the so-called “Bersani Decree”, and by self-regulation of international roaming prices (as per European Commission recommendations). Excluding these changes to the regulatory framework, overall Domestic Mobile revenues would have grown by 1.4%, while revenues from services would have risen 2.2% compared with the first quarter of 2006. Furthermore, Domestic Mobile revenues were also impacted by the new termination pricing that came into effect in July 2006.

First quarter 2007 growth was driven by the strong performance of revenues from value added services (VAS), which rose 11.1% (45 million euro) compared with 2006 to 451 million euro, spurred on by ongoing innovation of the interactive services offerings portfolio. VAS revenues accounted for 19.1% of overall revenues (17.1% in Q1 2006), and 20% of revenues from services (18.0% in Q1 2006). “Voice” revenues totaling 1,741 million euro registered growth in outbound traffic (up 1.4%) and a contraction in inbound traffic (down 7.9%), following the introduction of the new terminations prices. Excluding this factor, inbound voice revenues were unchanged compared with 2006. Revenues from the sale of handsets fell 15.0% to 91 million euro (16 million euro lower than in the first quarter of 2006).

At March 31, 2007, Telecom Italia supplied around 33.6 million mobile lines (4.7 million using UMTS technology), a rise of 3.5% compared to December 31, 2006, and with a 40.4% market share, in line with 2006 year-end. In the first quarter of 2007, Telecom Italia reached a 42% market share on GSM and UMTS net additions (around 1.1 million lines).

EBITDA for the Domestic Business Unit amounted to 2,853 million euro, down 9.4% (295 million euro) compared with the first quarter of 2006. The EBITDA margin was 47.5% (50.0% for the first quarter of 2006). Compared with 2006, the result was significantly impacted by the different mix of revenues, an increase in competitive pressure in Italy that affected prices and commercial costs, and of course the regulatory effects of the “Bersani Decree”.

The organic difference for EBITDA compared with the first quarter of 2006 was -8.9% (down 283 million euro), as follows:

	1st quarter	1st quarter	Change
	2007	2006
(millions of euro)			amount	%
HISTORICAL EBITDA	2.853	3.148	(295)	(9.4)
Effect of change in scope of consolidation		(5)
Effect of change in exchange rates		(1)
Non-organic (income) expenses:	36	30
Corporate restructuring costs		5
Restructuring costs	36	24
Other		1

COMPARABLE EBITDA	2.889	3.172	(283)	(8.9)

The organic EBITDA margin corresponded to 48.1% (down 2.3pp on the 50.4% figure posted for the first quarter of 2006).

EBIT at the Domestic Business Unit amounted to 1,790 million euro, down 14.0% (291 million euro) compared with the first quarter of 2006. The EBIT margin was 29.8% (33.0% for the first quarter of 2006). The organic change in EBIT corresponded to -10.1% (down 205 million euro) compared with the first quarter of 2006, as follows.

	1st quarter	1st quarter	Change
	2007	2006
(millions of euro)			amount	%
HISTORICAL EBIT	1.790	2.081	(291)
Effect of change in scope of consolidation		(5)
Effect of change in exchange rates
Non-organic (income) expenses:	26	(55)
Non-organic (income) expenses already described under EBITDA	36	30
Additional non-organic (income) expenses	(10)	(85)
Gains on sale of properties	(10)	(85)

COMPARABLE EBIT	1.816	2.021	(205)	(10,1)

The organic EBIT margin was 30.2% (32.1% for the first quarter of 2006).

EBIT was penalized by lower amortization and depreciation (80 million euro) arising predominantly from Telecom Italia’s review of the useful life of fixed-line and mobile network assets at the end of 2006. Applied from the start of 2006, the post-review share of amortization and depreciation for the first quarter of 2006 would have been around 122 million euro.

Industrial investment amounted to 867 million euro (up 17 million euro compared with the same period in 2006). Industrial investment was equal to 14.4% of revenues (13.5% for the first quarter of 2006). Higher investments reflect the Group’s ongoing focus on upgrading its network, technologies and services.

The company employed 66,479 members of staff, down 356 compared with December 31, 2006.

EUROPEAN BROADBAND

Revenues from the European BroadBand Business Unit (France, Germany and Holland), grew by 49.0% to 304 million euro (up 100 million euro) compared with the first quarter of 2006. Organic growth (based on a like-for-like consolidation area) totalled 62 million euro (up 25.6%). At March 31, 2007, the broadband customer portfolio exceeded 3.1 million connections (around 1.1 million of which were added following the acquisition of AOL Germany). The majority of these customers are on dual/triple play packages.

EBITDA was up 28 million euro to 30 million euro. The EBITDA margin corresponded to 9.9% (1.0% for the first quarter of 2006). Organic growth reached 275% (up 22 million euro) compared with the first quarter of 2006, broken down thus:

	1st quarter	1st quarter	Change
	2007	2006
(millions of euro)			amount	%
HISTORICAL EBITDA	30	2	28
Effect of change in scope of consolidation		6
EBITDA COMPARABILE	30	8
COMPARABLE EBITDA	30	8	22

EBIT was a negative 31 million euro, despite a 7 million euro (18.4%) improvement on the first quarter of 2006. Organic EBIT posted 3.1% growth compared with the first quarter of 2006, broken down thus:

	1st quarter	1st quarter	Change
	2007	2006
(millions of euro)			amount	%
HISTORICAL EBIT	(31)	(38)	7	(18,4)
Effect of change in scope of consolidation		6
COMPARABLE EBIT	(31)	(32)	1	(3,1)

Industrial investment amounted to 142 million euro, a 47 million euro rise compared with the same period in 2006.

Headcount at March 31, 2007 stood at 4,390. The 1,324 rise on the year-end 2006 figure was essentially a result of the AOL Germany acquisition, which added 1,101 employees.

BRAZIL MOBILE

(2007 euro/real average exchange rate 0.36187)

At March 31, 2007, the Brazilian mobile market reached a sized of 102.2 million lines (54.2% population penetration), compared with 99.9 million lines at year-end 2006 (53.2% penetration). The TIM Brasil Group consolidated its position as the nation’s second mobile operator, with a market share of 25.8% (26.3 million lines), up from 25.4% at year-end 2006.

TIM Brasil Group consolidated revenues for the first quarter of 2007 reached 3,040 million reais, a 37.4% rise on the first quarter of 2006. Revenues from services alone increased by 40.8%, driven by strong growth in voice and value added services and significant growth in the customer base (up 25.2% compared with the same period in 2006). Excluding the regulatory changes that came into effect in 2006 (abolition of the “Bill and Keep” rule), growth would corresponded to 19.1% (20.4% in revenues from services alone).

Consolidated EBITDA for Q1 2007 grew by 55.9% to 745 million reais (267 million reais up on the first quarter of 2006). The EBITDA margin was 24.5%, a 2.9pp improvement on the same period during the preceding year. Organic EBITDA growth compared with the same period in 2006 was equal to 48.7% and is broken down thus:

	1st quarter	1st quarter	Change
	2007	2006
(millions of BRL)			amount	%
HISTORICAL EBITDA	745	478	267	55,9
Non-organic (income) expenses:	0	23
Corporate restructuring costs		11
Other		12
EBITDA COMPARABILE	745	501
COMPARABLE EBITDA	745	501	244	48,7

Consolidated EBIT amounted to 46 million reais (compared with minus 94 million reais for Q1 2006). The result improved over 2006 despite higher depreciation and amortization (up from 573 million reais in 2006 to 698 million reais in 2007) associated mainly with network infrastructure and IT systems investment. Organic EBIT in Q1 2007 amounted to 46 million reais, a rise of 117 million reais compared with the same period in 2006.  Organic growth is broken down thus:

	1st quarter	1st quarter	Change
	2007	2006
(millions of BRL)			amount	%
HISTORICAL EBIT	46	(94)	140	-
Non-organic (income) expenses:		23
Non-organic (income) expenses already described under EBITDA		23
COMPARABLE EBIT	46	(71)	117	-

Industrial investment amounted to 321 million reais (166 million reais for the first quarter of 2006), up 155 million reais in part as a result of a 65 million reais customer base expansion investment.

Headcount at March 31, 2007 was 9,509, essentially unchanged compared with December 31, 2006.

OLIVETTI

Revenues amounted to 83 million euro, an 11 million euro reduction compared with the first quarter of 2006 (down 11.7%). Excluding exchange rate fluctuations and changes in consolidation area, the organic difference was a 10 million euro reduction (-10.8%). In the wake of a major contract in the first quarter of 2006, Gaming Unit revenues were down by 8 million euro. Traditional ink-jet product revenues were down 4 million euro, following a reduction in fax machine and print head sales.

EBITDA of -10 million euro was 2 million euro better than for the same period in 2006, principally as a result of last year’s re-conversion and rationalization drive.

The organic variation, a positive 2 million euro, is broken down thus:

	1st quarter	1st quarter	Change
	2007	2006
(millions of euro)			amount	%
HISTORICAL EBITDA	(10)	(12)	2	16,7
Effect of change in exchange rates	-	(1)
Non-organic (income) expenses:	-	1
Restructuring costs		1
EBITDA COMPARABILE			-	-
COMPARABLE EBITDA	(10)	(12)	2	16,7

EBIT corresponded to -14 million euro, a 3 million euro improvement in comparison to the same period in 2006.

The organic variation, a positive 3 million euro, is broken down thus:

	1st quarter	1st quarter	Change
	2007	2006
(millions of euro)			amount	%
HISTORICAL EBIT	(14)	(17)	3	17,6
Effect of change in exchange rates	-	(1)
Non-organic (income) expenses:	-	1
Non-organic (income) expenses already described under EBITDA	-	1
COMPARABLE EBIT	(14)	(17)	3	17,6

Industrial investment amounted to 2 million euro, unchanged compared with the first quarter of 2006.

During the first quarter of 2007 Olivetti unveiled “Linea”, its first multifunction inkjet technology range of printers designed for the SOHO market, combining Olivetti technology with an exclusive Jasper Morrison design.

 §

The Board took steps to establish:

a Strategic Committee which, as well as the Chairman, the Deputy Executive Chairman and the Chief Executive, is made up of the directors Paolo Baratta, Domenico De Sole, Jean Paul Fitoussi and Renato Pagliaro;

a Committee for Internal Audit and Corporate Governance, made up of the directors Paolo Baratta, Diana Bracco, Domenico De Sole, Luigi Fausti and Cesare Giovanni Vecchio;

a Committee for Remuneration, consisting of the directors Stefano Cao, Renzo Capra, Luigi Fausti and Luigi Zingales.

Further, the Board renewed the authorization to issue non-convertible bonds up to an aggregate ceiling of 4 billion euro until March 31, 2008, as a rapid and efficient tool for accessing capital markets in order to ensure financial flexibility and timely seize any favorable refinancing opportunities that may arise on the market.

§

The results for the first three months of 2007 will be presented to the financial community during a conference call today starting at 5:30 pm (Italian time).

Journalists will be able to follow the presentation, without the possibility of asking questions, by dialing +39 06 33168.

Journalists who are unable to listen live may access a recording of the presentation by calling +39 06 334843, (access code 146200#).

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

TELECOM ITALIA GROUP

1°QUARTER 2007 – ATTACHEMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain non-IFRS measures are presented for purposes of a better understanding of the trend of operations and the financial condition of the Group for the first quarter of 2007 and 2006. However, such measures should not be construed as a substitute for the operating and financial information required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

Income from continuing operations before taxes
+	Financial expenses
-	Financial income
+/-	Share of losses / (profits) of associates and joint ventures accounted for using the equity method
EBIT (Operating Income)
+/-	Impairment losses / (reversals) on non-current assets
+/-	Losses / (gains) realized on disposals of non-current assets
+	Depreciation and amortization
EBITDA (Operating income before depreciation and amortization, Capital gains / (losses) realized and Impairment reversals / (losses) on non-current assets)

•

Organic change in Revenues, EBITDA and EBIT.  This measure expresses changes (amount  and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia deems that the presentation of such additional information allows the operating performance of the Group (as a whole and of the Business Units) to be interpreted in a more effective manner.

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

The Statements of Income, the Balance Sheets, the Statements of Cash Flows as well as the Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the First Quarter 2007 Report and are unaudited.

TELECOM ITALIA GROUP - CONSOLIDATED NET FINANCIAL DEBT

(millions of euro)		3/31/2007	12/31/2006	Change
		(a)	(b)	(a-b)
Non-current financial liabilities (*)				
Financial payables		35,642	37,391	(1,749)
Finance lease liabilities		1,830	1,847	(17)
Non-current liabilities for hedging derivatives		1,540	1,451	89
Other financial liabilities		113	114	(1)
	(1)	39,125	40,803	(1,678)
Less:				
Non-current financial receivables for lessors' net investments		*(232)*	*(229)*	(3)
Non-current assets for hedging derivatives		*(209)*	*(243)*	*34*
		(441)	(472)	*31*
TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	**(A)**	**38,684**	**40,331**	**(1,647)**
Current financial liabilities (*)				
Financial payables		5,431	5,143	288
Finance lease liabilities		274	269	5
Current liabilities for hedging and non-hedging derivatives		234	231	3
Other financial liabilities		9	10	(1)
	(2)	5,948	5,653	295
Less:				
Current financial receivables for lessors' net investments		*(155)*	*(148)*	(7)
Current assets for hedging derivatives		*(255)*	*(207)*	*(48)*
		(410)	(355)	(55)
TOTAL CURRENT FINANCIAL LIABILITIES (*)	**(B)**	**5,538**	**5,298**	**240**
Financial liabilities relating to discontinued operations/assets held for sale	**(C) (3)**	-	-	-
TOTAL GROSS FINANCIAL DEBT (*)	**(D=A+B+C)**	**44,222**	**45,629**	**(1,407)**
Current financial assets (*)				
Securities		(253)	(812)	559
Financial receivables and other current financial assets		(484)	(433)	(51)
Cash and cash equivalents		(6,497)	(7,219)	722
	(4)	(7,234)	(8,464)	1,230
Less:				
Current financial receivables for lessors' net investments		*155*	*148*	7
Current assets for hedging derivatives		255	*207*	*48*
		410	355	55
	(E)	**(6,824)**	**(8,109)**	**1,285**
Financial assets relating to discontinued operations/assets held for sale	**(F) (5)**	-	-	-
TOTAL CURRENT FINANCIAL ASSETS (*)	**(G=E+F)**	**(6,824)**	**(8,109)**	**1,285**
NET FINANCIAL DEBT AS OF CONSOB COMMUNICATION N. DEM/6064293/2006	**(H=D+G)**	**37,398**	**37,520**	**(122)**
Non-current financial assets (*)				
Securities other than investments		(11)	(12)	1
Financial receivables and other non-current financial assets		(646)	(679)	33
	(6)	(657)	(691)	34
Less:				
Non-current financial receivables for lessors' net investments		232	229	3
Non-current assets for hedging derivatives		209	243	*(34)*
		441	472	(31)
TOTAL NON-CURRENT FINANCIAL ASSETS (*)	**(I)**	(216)	(219)	3
NET FINANCIAL DEBT	(L=H+I)	37,182	37,301	(119)
COMPOSITION OF THE NET FINANCIAL DEBT:				
Total gross financial debt:				
Non-current financial liabilities	(1)	39,125	40,803	(1,678)
Current financial liabilities	(2) + (3)	5,948	5,653	295
		45,073	**46,456**	**(1,383)**
Total gross financial assets				-
Non-current financial assets	(6)	(657)	(691)	34
Current financial assets	(4) + (5)	(7,234)	(8,464)	1,230
		(7,891)	**(9,155)**	**1,264**
		37,182	37,301	(119)

(*) Net of assets for hedging derivatives and financial receivables for lessors' net investments.

DEBT STRUCTURE, BOND ISSUED AND EXPIRY BOND

During the first quarter 2007, the Telecom Italia Group has not issued new bonds, except for the increase of the Telecom Italia S.p.A. 2002-2022 bond set aside for subscription by Group’s Employees, for total euro 22 millions.

The total reimbursement amount, net of the Group’s debt buy-back, for the bonds expiring 18 month after 31 March 2007, issued by Telecom Italia S.p.A. and Telecom Italia Finance S.A. (fully guaranteed by Telecom Italia S.p.A.), has amounted to 4,629 euro millions, with the following details:

•

1,720 millions of euro, expiring on April 24, 2007, fully repaid;

•

1,658.86 millions of euro, expiring on January 24, 2008;

•

750 millions of euro; expiring  on June 9, 2008;

•

499.67 millions of euro, expiring on September 14, 2008.

Bonds issued by companies of the Group to third parties do not contain either financial covenants or clauses which can cause the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

It should be underscored that all of the contracts for loans, other than bond issues, granted directly by the European Investment Bank (EIB), which are recorded in the financial statements at March 31, 2007 for euro 1,903 million (euro 1,895 million, nominal amount), are covered by bank guarantees for the full and exact amount of the company’s economic obligations (with the exception of a single loan for euro 350 million). These guarantees have been issued by banks that have credit ratings of not less than “A-“ assigned by Standard & Poor’s or an equivalent level assigned by other agencies. The loan contracts contain negative pledge clauses, that is limitations regarding activities of the company which could influence its ability to produce profits and therefore meet the commitments undertaken, yet leaving ample operating possibilities in line with international contract best practice.

Moreover, the major bank loans carried by the subsidiaries in Brazil provide for personal and real guarantees, financial covenants (i.e. obligations of the company to respect certain financial indexes), negative pledge clauses and other covenants.

The existing committed credit lines as of March 31, 2007, composed of the Revolving Credit Facility, amount to euro 8 billion expiring in August 2012, drawn for euro 1.5 billion.

Furthermore, the euro 2 billion of residual amount of the syndicated credit line expiring in March 2007, has been cancelled on January 15, 2007. At once, the Revolving Credit Facility maturing in 2012’s plafond has been increased by the same amount.

Moreover, at March 31, 2007, the total unused and available committed credit lines (revolving and bilateral) amount to euro 6.6 billion.

It should be stressed that Telecom Italia’s syndicated bank lines do not contain financial covenants for non-compliance which require the repayment of the existing loan. They do provide for the normal negative pledge clauses (within the limits of requirements for operations). These credit lines are subject, only with regard to the interest margin, to variations in the ratings which would pertain to the credit risk of the company, on the basis of a pre-set grid.

DETAILS OF NON-RECURRING ITEMS (Comunicazione Consob n. DEM/6064293 del 28 luglio 2006):

(millions of euro)	1st quarter 2007 (a)	1st quarter 2006 (b)	Change (a – b)
Purchases of materials and external services, Other operating expenses:
Corporate restructuring costs	-	(9)	9
IMPACT OF NON-RECURRING ITEMS ON EBITDA	-	(9)	9

Capital gains (losses) realized on disposals of non-current assets:
Gains on sale of properties	10	85	(75)
Gain on sale of Ruf Gestion	-	27	(27)
IMPACT OF NON-RECURRING ITEMS ON EBIT	10	103	(93)

IMPACT OF NON-RECURRING ITEMS ON INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	10	103	(93)

Effect on income taxes	(2)	(29)	27

IMPACT OF NON-RECURRING ITEMS ON NET INCOME FOR THE PERIOD	8	74	(66)

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 8rd, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager